Securities Exchange Act of 1934


Schedule 13G -- Information to Be Included in Statements Filed Pursuant to Rule 13d-1(b) and (c) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)


                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                             (Amendment No....)


                             BancFirst Ohio Corp.
                               (Name of Issuer)

                                  Common Stock
                          (Title of Class of Securities)

                                   0594500106
                                 (CUSIP Number)

         (Date of Event Which Requires Filing of this Statement)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing informationwhich would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not bedeemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,see the Notes).



CUSIP No.    05946500106
___________________________________________________________________
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

             First Financial Services Group, N.A.
___________________________________________________________________
(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a).................                          N/A
(b).................
___________________________________________________________________
(3) SEC Use Only
___________________________________________________________________
(4) Citizenship or Place of Organization

     USA      Zanesville,  OH
___________________________________________________________________
Number of Shares          (5)Sole Voting Power           214,540
Beneficially              ______________________________________
Owned                     (6)Shared Voting Power         462,482
by Each                   ______________________________________
Reporting                 (7)Sole Dispositive Power      677,022
Person                    ______________________________________
With                      (8)Shared Dispositive Power    237,877
___________________________________________________________________
(9)Aggregate Amount Beneficially Owned by Each Reporting Person
                                914,899
____________________________________________________________________
(10)Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)   N/A
____________________________________________________________________
(11)Percent of Class Represented by Amount in Row 9 ..   12.05%
____________________________________________________________________
(12)Type of Reporting Person (See Instructions)    BK
_____________________________________________________________________
(14)Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)
______________________________________________________________________

Item 1

Item 1(a) Name of Issuer:
BancFirst Ohio Corp.
 ...
Item 1(b) Address of Issuer's Principal Executive Offices:
422 Main Street
Zanesville, OH   43701

Item 2

2(a) Name of Person Filing:
First Financial Services Group, N.A.

2(b) Address or Principal Business Office or, if none, Residence:
422 Main Street
Zanesville, OH   43701

(c) Citizenship: USA

2(d) Title of Class of Securities: Common Stock

2(e) CUSIP No.: 0594500106


Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

a. [  ] Broker or Dealer registered under Section 15 of the Act.

b. [ X] Bank as defined in Section 3(a)(6) of the Act.

c. [  ] Insurance Company as defined in Section 3(a)(19) of the Act.

d. [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

e. [  ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

f. [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

g. [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

h. [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i. [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j. [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

a. Amount Beneficially Owned:
     914,899

b. Percent of class
     12.05%

c. Number of shares as to which such person has:
i.   Sole power to vote or to direct the vote                 214,540
ii.  Shared power to vote or to direct the vote               462,482
iii. Sole power to dispose or to direct the disposition of    677,022
iv.  Shared power to dispose or to direct the disposition of  237,877


Item 5.   Ownership of 5 Percent or Less of a Class.
                              N/A

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

                              N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                              N/A

Item 8. Identification and Classification of Members of the Group

                               N/A

Item 9. Notice of Dissolution of Group

                               N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                           Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated        01/03/99

Signature
Name/Title
/s/  Robert M. Butler
President and CEO